UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

iDreamSky Technology Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

45173K 101(1)

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing four Class A ordinary shares.

CUSIP No.: 45173K 101

(1)	Name of reporting persons Michael Xiangyu Chen
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 1,899,650 Class A ordinary shares and 36,182,470 Class B ordinary shares
(6) Shared voting power 0
(7) Sole dispositive power 28,873,610 Class B ordinary shares
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,899,650 Class A ordinary shares and 36,182,470 Class B ordinary shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 21.9%(1)
(12)	Type of reporting person* IN

(1)	As a percentage of 173,962,753 total issued and outstanding Class A and Class B ordinary shares of the Issuer as of December 31, 2014, which is adjusted to include Class A ordinary shares upon vesting of restricted shares within 60 days of December 31, 2014 held by Jeffery Lyndon Ko and Anfernee Song Guan, who have irrevocably granted to Michael Xiangyu Chen the proxy to vote all the shares they beneficially own in the Issuer. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The voting power of the ordinary shares beneficially owned by the reporting person represents 40.2% of total outstanding voting power of all Class A and Class B ordinary shares of the Issuer.

CUSIP No.: 45173K 101

(1)	Name of reporting persons MICH Limited
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 1,849,650 Class A ordinary shares and 28,873,610 Class B ordinary shares
(6) Shared voting power 0
(7) Sole dispositive power 28,873,610 Class B ordinary shares
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,849,650 Class A ordinary shares and 28,873,610 Class B ordinary shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 17.7%(1)
(12)	Type of reporting person* CO

(1)	As a percentage of 173,912,753 total issued and outstanding Class A and Class B ordinary shares of the Issuer as of December 31, 2014. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The voting power of the ordinary shares beneficially owned by the reporting person represents 32.0% of total outstanding voting power of all Class A and Class B ordinary shares of the Issuer.

CUSIP No.: 45173K 101

(1)	Name of reporting persons Dream Data Services Limited
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 1,849,650 Class A ordinary shares and 28,873,610 Class B ordinary shares
(6) Shared voting power 0
(7) Sole dispositive power 28,873,610 Class B ordinary shares
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,849,650 Class A ordinary shares and 28,873,610 Class B ordinary shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 17.7%(1)
(12)	Type of reporting person* CO

(1)	As a percentage of 173,912,753 total issued and outstanding Class A and Class B ordinary shares of the Issuer as of December 31, 2014. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The voting power of the ordinary shares beneficially owned by the reporting person represents 32.0% of total outstanding voting power of all Class A and Class B ordinary shares of the Issuer.

Item 1(a).	Name of Issuer:

iDreamSky Technology Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong, 518057, People’s Republic of China

Item 2(a).	Name of Person Filing:

Michael Xiangyu Chen

MICH Limited

Dream Data Services Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For all reporting persons:

16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong, 518057, People’s Republic of China

Item 2(c).	Citizenship:

Michael Xiangyu Chen: People’s Republic of China

MICH Limited: Guernsey

Dream Data Services Limited: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

45173K 101*

*	This CUSIP number applies to the Issuer’s American depositary shares, each representing four Class A ordinary shares.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4.	Ownership:

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Each Class B ordinary shares is entitled to ten votes, whereas each Class A ordinary share is entitled to one vote.

					Number of Shares as to which Such Person Has:
Reporting Person	Amount Beneficially Owned		Percent of Class (1)		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Michael Xiangyu Chen	38,082,120	(2)	21.9	%(3)	38,082,120	0	28,873,610	0
MICH Limited	30,723,260	(4)	17.7	%(5)	30,723,260	0	28,873,610	0
Dream Data Services Limited	30,723,260	(6)	17.7	%(7)	30,723,260	0	28,873,610	0

(1)	As a percentage of 173,912,753 total issued and outstanding Class A and Class B ordinary shares of the Issuer as of December 31, 2014, except for Michael Xiangyu Chen (“Mr. Chen”), where such total issued and outstanding share number is further adjusted to include Class A ordinary shares upon vesting of restricted shares within 60 days of December 31, 2014 held by Jeffery Lyndon Ko (“Mr. Ko”) and Anfernee Song Guan (“Mr. Guan”), who have irrevocably granted to Mr. Chen the proxy to vote all the shares they beneficially own in the Issuer.
(2)	Consists of (i) 1,849,650 Class A ordinary shares directly held by Prometheus Capital (International) Co, Ltd (“Prometheus”), (ii) 25,000 Class A ordinary shares upon vesting of Mr. Ko’s restricted shares within 60 days after December 31, 2014, (iii) 25,000 Class A ordinary shares upon vesting of Mr. Guan’s restricted shares within 60 days after December 31, 2014, (iv) 7,308,860 Class B ordinary shares directly held by DT01 Holding International limited (“DT01”), and (vi) 28,873,610 Class B ordinary shares directly held by Dream Data Services Limited (“Dream Data”). Dream Data is a British Virgin Islands company wholly-owned by MICH Limited, which is a Guernsey company wholly-owned by Mr. Chen through a family trust. Prometheus has irrevocably granted to Dream Data the proxy to vote all the shares it beneficially owns in the Issuer. DT01 is a British Virgin Islands company, which is 50% owned by Mr. Ko through a family trust and 50% owned by Mr. Guan through a family trust. Mr. Ko and Mr. Guan have irrevocably granted to Mr. Chen the proxy to vote all the shares they beneficially own in the Issuer.
(3)	The voting power of the ordinary shares beneficially owned by the reporting person represents 40.2% of total outstanding voting power of all Class A and Class B ordinary shares of the Issuer.
(4)	Consists of (i) 1,849,650 Class A ordinary shares directly held by Prometheus, and (ii) 28,873,610 Class B ordinary shares directly held by Dream Data. Dream Data is wholly-owned by MICH Limited. Prometheus has irrevocably granted to Dream Data the proxy to vote all the shares it beneficially owns in the Issuer.
(5)	The voting power of the ordinary shares beneficially owned by the reporting person represents 32.0% of total outstanding voting power of all Class A and Class B ordinary shares of the Issuer.
(6)	Consists of (i) 1,849,650 Class A ordinary shares directly held by Prometheus, and (ii) 28,873,610 Class B ordinary shares directly held by Dream Data. Prometheus has irrevocably granted to Dream Data the proxy to vote all the shares it beneficially owns in the Issuer.
(7)	The voting power of the ordinary shares beneficially owned by the reporting person represents 32.0% of total outstanding voting power of all Class A and Class B ordinary shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Michael Xiangyu Chen	/s/ Michael Xiangyu Chen
Name: Michael Xiangyu Chen

MICH Limited	By:	/s/ Michael Xiangyu Chen
	Name:	Michael Xiangyu Chen
	Title:	Director

Dream Data Services Limited	By:	/s/ Michael Xiangyu Chen
	Name:	Michael Xiangyu Chen
	Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value $0.0001 per share, of iDreamSky Technology Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 13, 2015.

Michael Xiangyu Chen	/s/ Michael Xiangyu Chen
Name: Michael Xiangyu Chen

MICH Limited	By:	/s/ Michael Xiangyu Chen
	Name:	Michael Xiangyu Chen
	Title:	Director

Dream Data Services Limited	By:	/s/ Michael Xiangyu Chen
	Name:	Michael Xiangyu Chen
	Title:	Director

[Signature Page to Joint Filing Agreement, Schedule 13G]